EXHIBIT 8.1

Subsidiaries

ENTITY	PLACE OF INCORPORATION

Cimatron Technologies, Inc.	United States
Cimatron Technologies Inc.	Canada
Cimatron GmbH	Germany
Cimatron Sarl	France
Cimatron UK Ltd.	United Kingdom
Cimatron Japan K.K	Japan
Cimatron (Beijing) Technology Co. Ltd.	China
Korea Cimatron Technologies Co. Ltd.*	Korea

* We hold only 30% of the shares of this joint venture, which we formed in Korea together with JY Solutec Co., LTD.